NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Syncora Holdings Ltd. (the 'Company') from listing and registration on the Exchange at the opening of business on January 20, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that the Company has fallen below the NYSE continued listing standard regarding average market capitalization of not less than $75 million over a 30 trading day period and stockholders' equity of not less than $75 million. In addition, the Company again fell below the NYSE's continued listing standard for average share price over a consecutive 30 trading day period of not less than $1.00. The Company informed NYSE Regulation that at this time it is unable to provide reasonable assurance that it expects to return to the continued listing standards within the allowable recovery period. The Company has indicated that it expects the trading of its common stock to move to another market in connection with the NYSE's suspension action. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: Average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on December 12, 2008, determined that the Common Stock should be suspended from trading before the opening of the trading session on December 17, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on December 11, 2008 and by letter on December 16, 2008. 3. Pursuant to the above authorization, a press release was issued on December 12, 2008 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 12, 2008 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on December 17, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On December 12, 2008, the Company indicated in a press release that they do not intend to appeal the NYSE's decision.